June 27, 2005


By facsimile to (212) 373-2042 and U.S. Mail


John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

Re:	Williams Scotsman International, Inc., formerly known as
Scotsman Holdings, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed June 10, 2005
File No. 333-124459

Dear Mr. Ross:

      We reviewed the filing and have the comments below. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

1. Refer to prior comment 3. As requested previously, if you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement`s effectiveness.

Our Company, page 1

2. Balance the disclosure in the last sentence about your revenues by discussing your net loss.

Risk Factors, page 11

3. Avoid generic conclusions in the risk factors` headings and in the risk factors` discussion such as Williams Scotsman`s business, result of operations, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the first, fourth, sixth, seventh, eighth, tenth, sixteenth, nineteenth, and twenty-first risk factors. Rather, explain specifically what the risk`s consequences or effects are for Williams
Scotsman and its securityholders.

Management`s Discussion and Analysis of Financial Condition,
Critical Accounting Policies and Estimates, Goodwill Impairment,
page
48

4. Clarify that your consolidated net book value will increase substantially as a result of the current common stock offering which could impact future impairment analyses. Also, it continues to appear to us that you should address the significance of goodwill relative to other definite lived intangible assets under critical accounting policies since your purchase price allocations have a continuing impact on your financial statements.

Underwriting, page 95

5. Refer to prior comment 29. Disclose the information provided to us in your response.

6. We note the response to prior comment 31.  Submit to Kristina
S.
Wyatt, Special Counsel, Office of Chief Counsel, screen shots and descriptions of any procedures that you intend to use for any electronic offer, sale, or distribution of the shares of common stock. Further, we request that the lead managers confirm that they will undertake to notify us if they become aware before the registration statement`s effectiveness of any members of the syndicate who will engage in online offering procedures.

7. We note the response to prior comment 33. If the representatives change the public offering price or other material selling terms, disclose that you will file a post-effective amendment to the registration statement.

Consolidated Statements of Stockholders` Equity, page F-3

8. We note your response to our comment 38. Explain to us how you determined that no adjustment to additional paid in capital was necessary based on paragraph 2(c)(b) of SFAS 148.

Note 2(h).  Goodwill, page F-15

9. We note your response to prior comment 42. Given the number of branch offices that you operate, it remains unclear to us how you determined that it is appropriate to aggregate them into reporting units based on geographic regions. Expand your response to help us understand how you determined that all of the reporting units that you aggregate have a similar class of customer and similar economic characteristics. Also provide us copies of your internal reports related to branch offices.

Note 2(o).  Revenue Recognition, page F-18

10. We note your response to prior comment 44. Explain if or how you consider competitive pricing pressures in your determination of the fair value of leasing fees. Tell us more about the range of prices that you realize on leasing services. Also tell us how increases or decreases in the leasing fees affect the fair value allocation between delivery and installation services and leasing fees. Also explain your statement that "rental fees associated with the month-to-month arrangements are generally equal to the monthly rent associated with the initial rental period."

11. Clarify what insurance waivers are and why they are necessary. Clarify when and how the related revenue is recognized.

Note 2(q).  Business Segment, page F-19

12. We note your response to prior comment 48. Provide us a more comprehensive analysis that demonstrates that the operating segments you aggregate had similar economic characteristics during each period presented.

Note 11.  Assets Held for Sale, page F-29

13. We note your response to prior comment 52. Given the significant impairment charge that you recorded in 2003, it remains unclear to us how you determined that the estimated useful lives and salvage values related to your rental fleets are appropriate. Explain to us how and why the units included in the 2003 impairment charge came to be in such a poor condition that the selling price of these units was substantially below their net carrying value. Also, we note that you continue to have a significant amount of excess capacity. Tell us more about the condition of the units included in excess capacity. Tell us if the units are currently in rentable or sellable condition and how their net carrying value compares with your estimate of their sales value.

Exhibit 3.2

14. Revise since you did not file the exhibit with pre-effective amendment 1 to the registration statement. We note the disclosure under Item 16 that the exhibit is to be filed by amendment.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Williams Scotsman may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Williams
Scotsman thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Williams Scotsman and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Williams Scotsman requests acceleration of the registration statement`s effectiveness, Williams Scotsman should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Williams Scotsman from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Williams Scotsman may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Williams Scotsman provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





  Jennifer R. Hardy

Legal Branch Chief

cc:	John C. Kennedy, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	1285 Avenue of the Americas
	New York, NY 10019

	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	1 Liberty Plaza
	New York, NY 10006



John B. Ross, Esq.
June 27, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE